BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

October 18, 2010

VIA EDGAR AND FACSIMILE

Mr. Evan S. Jacobson

Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Actel Corporation
Schedule TO-T Filed on October 4, 2010
Filed by Artful Acquisition Corp. and Microsemi Corporation
File No. 005-44993

Dear Mr. Jacobson:

On behalf of our clients, Microsemi Corporation (“Microsemi”) and Artful Acquisition Corp. (“Purchaser”), we are submitting this letter in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 12, 2010 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by Microsemi and Purchaser on October 4, 2010 (as amended, the “Schedule TO”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment. Additionally, Microsemi and Purchaser are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) in response to the Comment Letter.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

The Tender Offer, page 11

Terms of the Offer, page 11

1.	We note your statement on page 13 that any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public

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announcement if required. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revision by amending the first sentence of the tenth paragraph in Section 1 of the Offer to Purchase entitled “Terms of the Offer” to read in its entirety as follows:

“Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required.”

Certain Material United States Federal Income Tax Consequences, page 18

2.	On page 18, you state that you have included a general summary of “certain” material United States federal income tax consequences. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Response: Microsemi and Purchaser confirm that they have addressed all of the material U.S. federal income tax consequences in Section 5 of the Offer to Purchase entitled “Certain Material United States Federal Income Tax Consequences” and, in Amendment No. 2, have revised the first sentence of the first paragraph of this section to remove the qualifier “certain” and to read in its entirety as follows:

“The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to shareholders of Seller who are ‘United States persons’ (including U.S. citizens and domestic corporations) whose Company Shares are tendered and accepted for payment pursuant to the Offer or whose Company Shares are converted into the right to receive cash in the Merger.”

Source and Amount of Funds, page 22

3.	You anticipate that $550 million will be required to fund the offer and merger, and disclose that the offer will be funded through use of the credit facilities. Even assuming the availability of the credit facilities, you appear to have secured financing arrangements for only $425 million. Supplementally clarify whether the $70 million closing loan may also be used to fund the acquisition of shares pursuant to the tender offer. Also, revise to further clarify how you intend to fund the total amount required to purchase all shares assuming the offer is fully subscribed.

Response: The $70 million closing loan is by its terms available to finance the closing of the Merger but not the Offer. Microsemi currently has sufficient cash on hand to fund the Offer (in combination with the credit facilities) even if the Offer is fully subscribed. In Amendment No. 2, Microsemi and Purchaser have clarified that they intend to fund the Offer and the Merger through a combination of the credit facilities and cash on hand, with the

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additional option to fund the Merger through the closing loan, by amending the first paragraph in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” to read as follows:

“Microsemi will provide Purchaser with sufficient funds to pay for all Company Shares accepted for payment in the Offer or to be acquired in the Merger. Microsemi and Purchaser estimate that approximately $550 million will be required to purchase all of the Company Shares pursuant to the Offer and the Merger, plus related transaction fees and expenses. Microsemi expects to fund the Offer and the Merger from the Facilities (as defined below) and cash on hand. In addition, pursuant to the Merger Agreement, Microsemi has the option to borrow up to $70 million from Seller in connection with the consummation of the Merger. However, the Offer is not conditioned upon Microsemi’s or Purchaser’s ability to obtain the Financing (as defined below). Subject to the terms and conditions of the Merger Agreement, Microsemi and Purchaser intend to consummate the Offer and the Merger irrespective of the availability of the Financing, through alternative financing, cash on hand or the issuance of other debt or equity securities. Microsemi and Purchaser have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.”

4.	Please revise to specifically describe any alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A. In this regard we note disclosure stating that “irrespective of the availability of the Financing,” you would fund the offer through a variety of alternative means. Revise to clarify which of the options described constitute the bidders’ alternative financing plans, if any. If you have no specific alternative financing plan, please revise to so state.

Response: Microsemi and Purchaser have clarified that they have no specific alternative financing plans by adding the following sentence to the end of the first paragraph in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” (as indicated above in response to comment 3):

“Microsemi and Purchaser have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.”

5.	Please update your disclosure regarding the credit facilities once the terms have been finalized, and file the requisite exhibits. See Items 1007(d) and 1016(b) of Regulation M-A. This comment also applies to any other loan agreements, such as the promissory note evidencing the Closing Loan, if applicable.

Response: Microsemi and Purchaser acknowledge to the Staff their obligations pursuant to Items 1007(d) and 1016(b) to update their disclosure regarding the credit facilities or any other applicable loan agreements once the terms have been finalized, and to file the requisite exhibits.

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The Transaction Documents, page 26

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in Merger Agreement, page 26

6.	The last sentence of the paragraph states that “[m]atters may change from the state of affairs contemplated by the representations and warranties, which subsequent information may or may not be fully reflected in Seller’s or Parent’s public disclosures.” Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the filing not misleading.

Response: Microsemi and Purchaser confirm to the Staff their understanding that notwithstanding the inclusion of the general disclaimer regarding the representations and warranties in the Merger Agreement, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the filing not misleading.

Dissenters’ Rights, page 48

7.	In the last paragraph on page 48, you state that the discussion of the rights of qualifying shareholders “does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the CGCL.” Please revise to eliminate the suggestion that the summary is not materially complete.

Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revision by amending the penultimate paragraph in Section 12 of the Offer to Purchase entitled “Purpose of the Offer; Plans for Seller” to read in its entirety as follows:

“The rights of Qualifying Shareholders and the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights are governed by the provisions of Chapter 13 of the CGCL, a copy of which is attached hereto as Schedule III. If you wish to exercise dissenters’ rights or wish to preserve the right to do so, you should carefully read and strictly follow the procedures set forth in Schedule III.”

Conditions to the Offer, page 50

8.	The first sentence of the first paragraph of this section references your right to “amend the Offer at any time.” Please revise to clarify that you can only amend the offer prior to the expiration.

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Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revision by amending the introductory clause of the first sentence of the first paragraph in Section 15 of the Offer to Purchase entitled “Conditions of the Offer” to read in its entirety as follows:

“Notwithstanding any other provisions of the Offer, but subject to the terms of the Merger Agreement and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time prior to the Expiration Date pursuant to the terms of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if (in each case, as determined subject to the principles of construction under applicable state law):”

9.	Please refer to condition (g) on page 51. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether the Seller has failed to comply with or perform in any material respect with the agreements in the Merger Agreement, and the determination of whether any failure to do so has been sufficiently cured, appears to be left to the sole determination of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filings persons’ discretion may be judged.

Response: Microsemi and Purchaser respectfully submit that they believe the condition set forth in paragraph (g) on page 51 of the Offer to Purchase is a customary condition in this type of transaction and is not contrary to any U.S. federal securities law or regulation. Microsemi and Purchaser believe that the Seller’s compliance with or performance of its covenants, obligations and agreements under the Merger Agreement, or whether a failure to comply or perform such covenants, obligations and agreements has been cured, is objectively verifiable both as a matter of fact and as a matter of law. The question as to whether a party has complied with its covenants, obligations and agreements under a contract is subject to the principles of contract interpretation and construction under state law, which governs Microsemi’s and Purchaser’s interpretations with respect to the satisfaction of the tender offer conditions pursuant to the Merger Agreement. In no manner, whether express or implied, is this condition left to the sole determination of Microsemi and Purchaser. Indeed, this condition is no different than any of the other conditions with respect to the ability to objectively verify that the condition has been satisfied in accordance with applicable law. Accordingly, in Amendment No. 2, Microsemi and Purchaser have clarified that their interpretation of the tender offer conditions is subject to principles of construction under applicable state law by amending the introductory clause of the

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first sentence of the first paragraph in Section 15 of the Offer to Purchase entitled “Conditions of the Offer” to read in its entirety as follows:

“Notwithstanding any other provisions of the Offer, but subject to the terms of the Merger Agreement and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time prior to the Expiration Date pursuant to the terms of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if (in each case, as determined subject to the principles of construction under applicable state law):”

10.	The paragraph on page 52 following the specified conditions states that the foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

Response: Microsemi and Purchaser confirm that no additional offer conditions have been omitted from the Offer to Purchase. In Amendment No. 2, Microsemi and Purchaser have made the other requested revisions by (a) deleting the paragraph following the specified conditions on page 52 in its entirety and (b) adding the following paragraph at the end of Section 15 of the Offer to Purchase entitled “Conditions of the Offer”:

“Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.”

The deletion of the paragraph following the specified conditions removes the suggestion that the description of the offer conditions is not materially complete, while the introductory text to Section 15, as amended pursuant to comment 8 above, already addresses both the qualification that Microsemi and Purchaser have the right to extend or amend the Offer pursuant to the terms

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of the Merger Agreement, as discussed elsewhere in the Offer to Purchase, and their right to terminate the Offer as a result of the non-satisfaction of any tender offer condition, including the condition that the Merger Agreement shall not have been otherwise terminated in accordance with its terms. The addition of the paragraph at the end of Section 15, as described above, discloses how Microsemi and Purchaser will inform security holders of any such termination of the Offer.

11.	The first sentence of the final paragraph of this section states that “from time to time” you may waive any tender offer condition, or amend, modify or supplement any of the tender offer conditions or terms of the Offer. Please revise to indicate that offer conditions, other those dependent upon the receipt of government approvals, may only be asserted as of the expiration of the offer as opposed to “from time to time.”

Response: In Amendment No. 2, Microsemi and Purchaser have made the requested revision by amending the first clause of the first sentence in (a) the fourth paragraph in Section 1 of the Offer to Purchase entitled “Terms of the Offer” and (b) the last paragraph in Section 15 of the Offer to Purchase entitled “Conditions of the Offer” to read in its entirety as follows:

“Each of Parent and Purchaser expressly reserves the right at any time prior to the Expiration Date (except with respect to those conditions dependent upon the receipt of necessary governmental approvals, which conditions may be asserted at any time and from time to time) to increase the price per Company Share payable in the Offer, to waive any tender offer condition, or to amend, modify or supplement any of the tender offer conditions or terms of the Offer;”

12.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 52 seems to imply, simply fail to assert a triggered condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: Microsemi and Purchaser confirm their understanding that the decision to proceed with the Offer despite the triggering of a condition constitutes a waiver of the triggered condition and that they may be required to extend the Offer and re-circulate new disclosure to security holders depending on the materiality of a waived condition and the number of days remaining in the Offer.

13.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

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Response: Microsemi and Purchaser confirm their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, they should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

* * * * *

Microsemi and Purchaser have authorized us to confirm on their behalf that they acknowledge that (a) the bidder is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please do not hesitate to contact me at (949) 823-6985 or (949) 823-6994 (facsimile).

Sincerely,

/S/ LOREN J. WEBER
Loren J. Weber of O’MELVENY & MYERS LLP

cc:	David Goren, Esq.
Microsemi Corporation

Warren T. Lazarow, Esq.

    O’Melveny & Myers LLP

Steven J. Tonsfeldt, Esq.

    O’Melveny & Myers LLP